Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-187763) and related Prospectus of AV Homes, Inc. for the registration of shares of its common and preferred stock, debt securities, warrants, and units, and to the incorporation by reference therein of our reports dated March 15, 2013, with respect to the consolidated financial statements and schedule of AV Homes, Inc., and the effectiveness of internal control over financial reporting of AV Homes, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

May 2, 2013